Exhibit 99.1

Teva Files 2016 Annual Report on Form 20-F

Jerusalem, February 15, 2017 – In accordance with Section 203.01 of the New York Stock Exchange Listed Company Manual, Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) announced today that it has filed its 2016 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission. The Annual Report can be found on the company’s website at www.tevapharm.com as well as on the SEC website at www.sec.gov. In addition, security holders may request a hard copy of the Annual Report, which includes the company’s complete audited financial statements, free of charge. Requests can be made by contacting Teva Investor Relations at 1090 Horsham Road, North Wales PA, 19454 or by phone at (215) 591-8912.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by approximately 200 million patients in 100 markets every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has the world-leading innovative treatment for multiple sclerosis as well as late-stage development programs for other disorders of the central nervous system, including movement disorders, migraine, pain and neurodegenerative conditions, as well as a broad portfolio of respiratory products. Teva is leveraging its generics and specialty capabilities in order to seek new ways of addressing unmet patient needs by combining drug development with devices, services and technologies. Teva’s net revenues in 2016 were $21.9 billion. For more information, visit www.tevapharm.com.

IR Contacts:	Kevin C. Mannix	United States	(215) 591-8912
	Ran Meir	United States	(215) 591-3033
	Tomer Amitai	Israel	972 (3) 926-7656

PR Contacts:	Iris Beck Codner	Israel	972 (3) 926-7687
	Denise Bradley	United States	(215) 591-8974